Exhibit 23.4

Consent of Independent Public Accounting Firm

Innovative Industrial Properties, Inc.

San Diego, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated June 13, 2016 (except for Note 14 which is as of November 16, 2016), relating to the financial statements of PharmaCann LLC, which comprise the balance sheets as of December 31, 2015 and December 31, 2014 and the related statements of income, members’ equity, and cash flows (Restated) for the year and period then ended, and the related notes to the financial statements and which are contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Martin, Hood, Friese & Associates, LLC

Champaign, Illinois

November 29, 2016